

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2019

Rohan Palekar
Chief Executive Officer
89bio, Inc.
535 Mission Street, 14th Floor
San Francisco, CA 94105

     Re: **89bio, Inc.**
              Form S-1
              Exhibit Nos. 10.11, 10.12, 10.13 and 10.14
              Filed October 11, 2019
              File No. 333-234174

Dear Mr. Palekar:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                            Sincerely,

                                            Division of Corporation Finance